SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K/A

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of May, 2008

Commission File Number 001-14491

TIM PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

TIM PARTICIPAÇÕES S.A.
(Translation of Registrant's name into English)

Av. das Américas, 3434, Bloco 1, 7º andar – Parte
22640-102 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

A free translation from Portuguese into English of Quarterly
Financial Information prepared in Brazilian currency and in
accordance with the accounting practices adopted in Brazil.

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
Corporate Legislation
QUARTERLY INFORMATION - ITR	March 31, 2008
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

REGISTRATION WITH THE CVM DOES NOT IMPLY ANY ANALYSIS OF THE COMPANY. COMPANY MANAGEMENT IS RESPONSIBLE FOR THE ACCURACY OF THE INFORMATION PROVIDED.

01.01 – IDENTIFICATION

1 - CVM CODE 01763-9	2 – COMPANY NAME TIM PARTICIPAÇÕES S.A.	3 - National Corporate Taxpayers' Registration Number – CNPJ 02.558.115/0001-21
4 – State Registration Number – NIRE 33.3.0027696-3

01.02 - HEAD OFFICE

1 - ADDRESS Avenida das Américas, 3434, Bloco 1 7º andar - parte			2 – SUBURB OR DISTRICT Barra da Tijuca
3 – POSTAL CODE 22640-102	4 – MUNICIPALITY Rio de Janeiro			5 – STATE Rio de Janeiro
6 - AREA CODE 21	7 – TELEPHONE 4009-3742	8 – TELEPHONE 4009-4017	9 – TELEPHONE -	10 – TELEX -
11 - AREA CODE 21	12 – FAX 4009-3314	13 – FAX 4009-3990	14 – FAX -	-
15 - E-MAIL rtostes@timbrasil.com.br

01.03 - INVESTOR RELATIONS OFFICER (Company Mail Address)

1 – NAME Gianandrea Castelli Rivolta
2 – ADDRESS Avenida das Américas, 3434, Bloco 1 7º andar - parte		3 – SUBURB OR DISTRICT Barra da Tijuca
3 – POSTAL CODE 22640-102	4 – MUNICIPALITY Rio de Janeiro			5 – STATE Rio de Janeiro
6 - AREA CODE 21	7 – TELEPHONE 4009-3742	8 – TELEPHONE 4009-4017	9 – TELEPHONE -	10 – TELEX -
11 - AREA CODE 21	12 – FAX 4009-3314	13 – FAX 4009-3990	14 – FAX -	-
15 - E-MAIL rtostes@timbrasil.com.br

01.04 - GENERAL INFORMATION/INDEPENDENT ACCOUNTANT

CURRENT YEAR		CURRENT QUARTER			PRIOR QUARTER
1 - BEGINNING	2 – END	3 - QUARTER	4 – BEGINNING	5 – END	6 – QUARTER	7 – BEGINNING	8 – END
01.01.2008	12.31.2008	1	01.01.2008	03.31.2008	4	10.01.2007	12.31.2007
9 - INDEPENDENT ACCOUNTANT Directa Auditores					10 - CVM CODE 3670
11 – PARTNER RESPONSIBLE Ernesto Rubens Gelbcke					12 – INDIVIDUAL TAXPAYERS’ REGISTRATION NUMBER OF THE PARTNER RESPONSIBLE 062.825.718-04

01.05 - CAPITAL COMPOSITION

Number of shares (Thousand)	Current quarter 03.31.2008	Prior quarter 12.31.2007	Same quarter in prior year 03.31.2007
Paid-up capital
1 – Common	794,992	794,992	793,544,277
2 – Preferred	1.538,972	1,538,972	1.536,170,583
3 – Total	2.333,964	2,333,964	2,329,714,860
Treasury stock
4 – Common	0	0	0
5 – Preferred	0	0	0
6 – Total	0	0	0

01.06 – CHARACTERISTICS OF THE COMPANY

1 - TYPE OF COMPANY
Commercial, industrial and other

2 – SITUATION
Operational

3 – NATURE OF OWNERSHIP
Local Private

4 – ACTIVITY CODE
1130 – Telecommunication

5 - MAIN ACTIVITY
Cellular Telecommunication Services

6 – TYPE OF CONSOLIDATION
Full

7 - TYPE OF REPORT OF INDEPENDENT ACCOUNTANT
Unqualified

01.07 - COMPANIES EXCLUDED FROM THE CONSOLIDATED FINANCIAL STATEMENTS

1 – ITEM	2 - CNPJ	3 – NAME

01.08 - DIVIDENDS AND OR INTEREST ON CAPITAL APPROVED AND/OR PAID DURING AND AFTER THE QUARTER

1 – ITEM	2 – EVENT	3 - DATE APPROVED	4 – AMOUNT	5 - DATE OF PAYMENT	6 - TYPE OF SHARE	7 - AMOUNT PER SHARE

01.09 - SUBSCRIBED CAPITAL AND CHANGES IN THE CURRENT YEAR

1 – ITEM	2 – DATE OF CHANGE	3 – CAPITAL (IN THOUSANDS OF REAIS)	4 - TOTAL CHANGE (IN THOUSANDS OF REAIS)	5 – NATURE OF CHANGE	7 - NUMBER OF SHARES ISSUED (IN THOUSAND)	8 – SHARE PRICE ON ISSUE DATE (IN REAIS)

01.10 - INVESTOR RELATIONS OFFICER

1 – DATE	2 – SIGNATURE

0

01763-9 TIM PARTICIPAÇÕES S.A.	02.558.115/0001-21

04.01 – EXPLANATORY NOTES

Balanço Patrimonial Ativo Controladora (Reais Mil)

Free Translation into English of Quarterly Information (ITR)
Originally Issued in Portuguese

Code	Heading	03/31/2008	12/31/2007
1	Total assets	7.908.156	8.017.335
1.01	Current assets	116.241	118.026
1.01.01	Cash and cash equivalents	36.531	38.374
1.01.01.01	Cash and Bank	3.940	57
1.01.01.02	Short-term investments in the money market	32.591	38.317
1.01.02	Credits	-	-
1.01.02.01	Accounts receivable	-	-
1.01.02.02	Others Credits	-	-
1.01.03	Inventories	-	-
1.01.04	Others	79.710	79.652
1.01.04.01	Recoverable taxes and contributions	268	299
1.01.04.02	Dividends	79.196	79.196
1.01.04.03	Others currents assets	246	157
1.02	Noncurrent assets	7.791.915	7.899.309
1.02.01	Noncurrent assets	9.840	9.693
1.02.01.01	Others Credits	6.007	5.887
1.02.01.01.01	Taxes and contributions recoverable	6.007	5.887
1.02.01.02	Related parties	-	-
1.02.01.02.01	Affiliates	-	-
1.02.01.02.02	Subsidiaries	-	-
1.02.01.02.03	Other related parties	-	-
1.02.01.03	others	3.833	3.806
1.02.01.03.01	Judicial deposits	3.543	3.531
1.02.01.03.02	Other assets	290	275
1.02.02	Permanent assets	7.782.075	7.889.616
1.02.02.01	Investments	7.782.075	7.889.616
1.02.02.01.01	Affiliates	-	-
1.02.02.01.02	Affiliates - Agio	-	-
1.02.02.01.03	Subsidiaries	7.777.343	7.884.488
1.02.02.01.04	Subsidiaries - Agio	-	-
1.02.02.01.05	Other investments	4.732	5.128
1.02.02.02	Property, plant and equipment	-	-
1.02.02.03	Intangible	-	-
1.02.02.04	Deferred charges	-	-

Balanço Patrimonial Passivo Controladora (Reais Mil)

Free Translation into English of Quarterly Information (ITR)
Originally Issued in Portuguese

Code	Heading	03/31/2008	12/31/2007
2	Total liabilities and shareholders' equity	7.908.156	8.017.335
2.01	Current liabilities	256.905	257.836
2.01.01	Loans and financing	-	-
2.01.02	Debentures	-	-
2.01.03	Suppliers	1.175	1.847
2.01.04	Taxes, charges and contributions	9	5
2.01.05	Dividends payable	232.642	232.822
2.01.06	Provisions	-	-
2.01.07	Related parties	-	-
2.01.08	Other	23.079	23.162
2.01.08.01	Labor liabilities	81	164
2.01.08.02	Othes liabilities	22.998	22.998
2.02	Noncurrent liabilities	8.694	9.013
2.02.01	Noncurrent liabilities	8.694	9.013
2.02.01.01	Loans and financing	-	-
2.02.01.02	Debentures	-	-
2.02.01.03	Provisions	8.694	9.013
2.02.01.03.01	Provision for contingencies	3.568	3.887
2.02.01.03.02	Supplementary pension plan	5.126	5.126
2.02.01.04	Related parties	-	-
2.02.01.05	Advances for future capital increase	-	-
2.02.01.06	Other	-	-
2.02.02	Deferred income	-	-
2.04	Shareholders' equity	7.642.557	7.750.486
2.04.01	Capital	7.550.525	7.550.525
2.04.02	Capital reserves	97.415	97.415
2.04.03	Revaluation reserves	-	-
2.04.03.01	Own assets	-	-
2.04.03.02	Subsidiaries/affiliates	-	-
2.04.04	Income reserves	102.546	102.546
2.04.04.01	Legal reserve	102.546	102.546
2.04.04.02	Statutory reserve	-	-
2.04.04.03	Reserves for contingencies	-	-
2.04.04.04	Unearned income reserve	-	-
2.04.04.05	Retained earnings	-	-
2.04.04.06	Special reserve for undistributed dividends	-	-
2.04.04.07	Other income reserves	-	-
2.04.05	Retained earnings	(107.929)	-
2.04.06	Advances for future capital increase	-	-

Demonstração de Resultado Controladora (Reais Mil)

Free Translation into English of Quarterly Information (ITR)
Originally Issued in Portuguese

Code	Heading	From 01/01/2008 to 03/31/2008	Acumulated From 01/01/2008 to 03/31/2008	From 01/01/2007 a 03/31/2007	Acumulated From 01/01/2007 a 03/31/2007
3.01	Gross revenues	-	-	-	-
3.02	Deductions from gross revenues	-	-	-	-
3.03	Net revenues	-	-	-	-
3.04	Cost of goods sold and services rendered	-	-	-	-
3.05	Gross profit	-	-	-	-
3.06	Operating income (expenses)	(107.929)	(107.929)	(19.465)	(19.465)
3.06.01	Selling	-	-	-	-
3.06.02	General and administrative	(1.834)	(1.834)	(2.643)	(2.643)
3.06.03	Financial income (expenses)	1.249	1.249	558	558
3.06.03.01	Financial income	1.134	1.134	573	573
3.06.03.02	Financial expenses	115	115	(15)	(15)
3.06.04	Other operating income	201	201	725	725
3.06.05	Other operating expenses	(400)	(400)	(635)	(635)
3.06.06	Equity pickup	(107.145)	(107.145)	(17.470)	(17.470)
3.07	Operating income	(107.929)	(107.929)	(19.465)	(19.465)
3.08	Nonoperating result	-	-	-	-
3.08.01	Income	-	-	-	-
3.08.02	Expenses	-	-	-	-
3.09	Income before taxation and participations	(107.929)	(107.929)	(19.465)	(19.465)
3.10	Provision for income and social contribution taxes	-	-	-	-
3.11	Deferred income tax	-	-	-	-
3.12	Participations/statutory contributions	-	-	-	-
3.12.01	Participations	-	-	-	-
3.12.02	Contributions	-	-	-	-
3.13	Reversal of interest on shareholders' equity	-	-	-	-
3.15	Net income for the period	(107.929)	(107.929)	(19.465)	(19.465)

TIM PARTICIPAÇÕES S.A.

NOTES TO THE FINANCIAL STATEMENTS
AS OF MARCH 31 2008
(In thousands of Reais unless otherwise stated)

1	Operations

TIM Participações S.A. (“TIM Participações” or the “Company”), is a publicly-held company controlled by TIM Brasil Serviços e Participações S.A., a Telecom Italia Group’s company, who holds interests of 81.24% of its voting capital and 69.73% of its total capital.

The Company´s main operations comprise, among other things, the control of companies exploring telecommunications services, including cellular telephones, in its concession and/or authorization areas.

Through its wholly-owned subsidiary TIM Celular S.A. (“TIM Celular”), the Company holds all the capital of TIM Nordeste S.A. (“TIM Nordeste”). TIM Celular operates as a provider of Comuted Fixed Telephone Service (STFC) of the following types: Local, Domestic Long Distance and International Long Distance, and Multimedia Communication Service (SCM) in every Brazilian state. Its subsidiary operates as a provider of Personal Mobile Service in every Brazilian state.

The services provided by the subsidiaries and the respective tariffs are regulated by ANATEL – Brazilian Telecommunications Agency – in charge of regulating all Brazilian telecommunications. The authorization for use of radiofrequency connected with the Personal Mobile Service (SMP) granted to the subsidiaries mature as follows:

TIM Nordeste	Expiry Date

Region 1
Pernambuco	May, 2009
Ceará	November, 2008
Paraíba, Rio Grande do Norte e Alagoas	December, 2008
Piauí	March, 2009
Region 2
Minas Gerais	April, 2013
Region 3
Bahia and Sergipe	August, 2012

TIM Celular	Expiry Date

Region 1
Amapá, Roraima, Pará, Amazonas, Rio de Janeiro e Espírito
Santo	March, 2016
Region 2
Acre, Rondônia, Mato Grosso, Mato Grosso do Sul,
Tocantins, Distrito Federal, Goiás, Rio Grande do Sul (except for Pelotas and that region) and Londrina and Tamarana in the
state of Paraná)	March, 2016
Region 3
São Paulo	March, 2016
Region 4
Paraná (except for Londrina and Tamarana),	September, 2012
Santa Catarina	September, 2008
Pelotas and that region in the state of Rio Grande do Sul	April, 2009

Renewal of authorizations

The radiofrequency licensing authorizations for the 800 MHz, 900 MHz and 1800 MHz bands referring to SMP service provision begin to expire in September 2007 (under the Term of Authorization for the State of Paraná except Londrina and Tamarana municipalities) and are renewable for one more 15-year period, requiring payment, at every two-year period, of the equivalent to 2% (two percent) of the prior year’s revenue net of taxes, by way of investment under the Basic and Alternative Service Plans. The first payment is scheduled for April 30, 2009.

TIM Celular´s authorization to operate in the State of Paraná, except in Londrina and Tamarana municipalities, was extended to September 3, 2022, in accordance with Act 57.5551 of April 13, 2006.

Acquisition of authorizations - 3G technology

In December 2007, under the “Licitation nº. 002/2007/SPV- ANATEL”, TIM Celular and TIM Nordeste jointly acquired for R$1,324,672 the authorizations for licensing of radiofrequencies at the sub-bands F, G and I, corresponding to all Brazilian States except the “Triângulo Mineiro”(*) municipalities in the State of Minas Gerais, and, relating to the 3G (UMTS) standard. These authorizations are valid for 15 years and renewable for a further 15.

The Terms of Authorization referring to the licensing of radiofrequencies acquired at the auction are due to be signed in the first half-year 2008, when the payment of 10% of the total amount will be made. The remaining 90% is to be paid in 6 equal, annual installments after a 3-year grace period, with restatement based on the Telecommunications Sectoral Index (IST), in the event of payment twelve (12) months after the delivery of Identification Documents and Tax Clearance Certificate, of Price Proposals and Accreditation Documents, plus interest at one percent (1%) p.m.

____________________________________________________________________
(*)The Far Western region of the State of Minas Gerais

As a result of acquisition of authorizations at the auction, coverage commitments were assumed by the subsidiaries for servicing with the frequencies acquired (1.9 GHz/2.GHz) in several municipalities and in those with less than 30,000 inhabitants, not covered by SMP.

2	Quarterly Information Preparation and Presentation Basis

a. Preparation and disclosure criteria

The quarterly information was prepared in accordance with accounting practices applicable in Brazil (BR GAAP), based on the Corporate Law (Law 6.404/76 and subsequent amendments); rules applicable to public telecommunications service concessionaires/authorized companies; CVM – Brazilian Securities Commission standards and procedures; and IBRACON – Brazilian Institute of Independent Auditors´ pronouncements.

Because it still holds American Depositary Receipts traded on the New York Stock Exchange – USA, the Company is subject to the rules of the Securities and Exchange Commission (SEC). In order to meet its market needs, it is the Company’s principle to disclose information prepared in accordance with the BR GAAP, simultaneously to both markets in Brazilian Reais, in Portuguese and in English.

The quarterly information and the related explanatory notes are denominated in thousands of Reais, unless otherwise stated.

Assets and liabilities are classified as current when their realization or settlement is estimated to occur in the next twelve months. Otherwise, they are shown as non-current. Monetary assets and liabilities denominated in foreign currencies were converted into Reais at the exchange rate in effect at the balance sheet date. The translation differences were recognized in the statement of income.

b. Consolidated Quarterly Information

The consolidated quarterly information includes assets, liabilities and the consolidated results of operations of the Company and its subsidiaries TIM Celular e TIM Nordeste, respectively, as follows:

				% Participation

		03/2008		12/2006

	Direct	Indirect	Direct	Indirect

TIM Participações
TIM Celular	100.00	-	100.00	-
TIM Nordeste	-	100.00	-	100.00

The quarterly information on subsidiaries included in consolidation coincide with those of the parent company and the accounting policies were consistently applied by the consolidated companies in relation to the previous year.

The main consolidation procedures are as follows:

I. Elimination of intercompany consolidated assets and liabilities accounts;
II. Elimination of participation in capital, reserves and retained earnings of the subsidiaries;
III. Elimination of consolidated intercompany revenues and expenses;

c. Comparability of the Quarterly Information

In order to continuously improve their corporate governance level and presentation of the quarterly information, and especially ensure compliance with CVM´s and international accounting practices applicable to their field of activity, the Company and its subsidiaries have analyzed the best accounting practices used in their industry. The results are changes with the effects described below and other effects on the financial statements adjusted in relation to those previously published and made available to the shareholders.

The Company reclassified related-party receivables and payables amounting to R$17,100 and R$48,356, respectively, as of March 31, 2007, according to their nature, i.e., accounts and loans receivable (under the heading “Other Assets”) and accounts payable, in accordance with the respective realization periods. In this context, the amounts referred to above, originally presented as non-current assets and liabilities, were reclassified as current.

d. Supplementary information

By way of supplementary information, the Company also includes in Note 39 the statements of cash flow and value added. These statements were prepared in accordance with IBRACON NPC no. 20 (Accounting Standards and Procedures) and CFC (Federal Accounting Council) Resolution 1.010, respectively.

3	Summary of the main accounting practices

a. Cash and cash equivalents

These comprise movement account balances and short-term investments in the money market realizable in up to 90 days as from the balance sheet date.

b. Short-term investments in the money market

These comprise investments in the money market maturing in over 90 days as from the balance sheet date, which are shown at cost plus the related earnings up to the balance sheet date, and limited to market value, where applicable.

c. Accounts receivable

Accounts receivable from the telecommunications service costumers are calculated at the tariff rate ruling on the date of service-rendering, including credits for services rendered but not billed until the balance sheet date, receivables from network use and receivables from sales of cell phone sets and accessories.

d. Allowance for doubtful accounts

The allowance for doubtful accounts shown as reduction of accounts receivable is recorded based on the customer base profile, the aging of past due accounts, the economic scenario and the risks involved in each case. The allowance amount is considered sufficient to cover possible losses on receivables.

e. Inventories

Inventories are stated at the average acquisition cost, which does not exceed the market value or net realizable value.

f. Prepaid expenses

The prepaid expenses are shown at the amount actually disbursed and not yet incurred.

The subsidized sales of phone sets and minimodems under the post-paid system are deferred and amortized over at least the duration of the service contract signed by clients (12 and 18 months, respectively) in 2007 and 12 months as from 2008. The contractual fine for clients who cancel their subscriptions or migrate to the prepaid system before the end of their contracts is invariably higher than the subsidy granted for sales of phone sets and mini modems.

g. Investments

The investments in subsidiaries are valued by the equity method. The other investments are shown at cost and net of the provision for devaluation, where applicable.

The economic basis for TIM Celular goodwill, which is amortized on a straight-line basis in ten years through 2010, was its expected profitability.

h. Property, plant and equipment

The property, plant and equipment items are shown at the acquisition and/or construction cost net of accumulated depreciation, which is calculated on the straight-line method over the useful life of assets involved. Any repair and maintenance costs incurred representing improvement, higher capacity or longer useful life is capitalized, whereas the others are recorded as income.

Interest and other financial charges on financing taken for funding construction work in progress (assets and facilities under construction) are capitalized up to the startup date.

The estimated costs to be incurred on disassembly of towers and equipment in property rented are capitalized and depreciated over the useful lives of these assets.

The long-term assets, especially property, plant and equipment, are periodically reviewed to determine the need for recording a provision for losses on any such items and recovery thereof.

The estimated useful lives of all property, plant and equipment items are regularly reviewed considering technological advances.

i Intangibles

Intangibles are stated at the acquisition cost, net of accumulated amortization. Amortization expenses are calculated on the straigh-line method over the useful life of assets, i.e., five years for radio frequency bands and fifteen years for use authorization.

j. Deferred charges

The deferred charges comprise pre-operating expenses and financial costs of the required working capital at the subsidiaries´ pre-operating stage, which are amortized on the straight-line basis in ten years from the date the subsidiaries become operative.

k. Liabilities

Recognized in the balance sheet when the Company has a legal obligation or one arising from past events, the settlement of which may require disbursement of economic resources. Some liabilities involve uncertainties concerning the term and value, being estimated as incurred and recorded by means of a provision. The provisions are recorded based on the best estimates of related risks.

l. Income tax and social contribution

The provision for income tax and social contribution was calculated in accordance with pertinent legislation in force at the balance sheet date. Income tax is calculated at 15% on taxable income, plus 10% surtax on portions exceeding R$240 in a 12-month period. Social contribution is calculated at 9% on taxable income recognized on the accrual basis. As a consequence, temporarily non-deductible expenses included in the book value of income or temporarily non-deductible revenues excluded from taxable income give rise to deferred tax credits and debits.

Prepaid amounts or those which can be offset are shown as current or non-current assets, depending on the prospects of realization.

The deferred income tax and social contribution on accumulated tax losses and negative social contribution basis and on temporary differences are calculated based on the expected taxable income generation in the future, net of the provision for adjustment to the recovery value, set up in accordance with CVM Instruction 371/02.

Pursuant to the Northeast Development Agency ADENE´s Constitutive Reports 0144/2003 and 0232/2003 of March 31, 2003, TIM Nordeste became a beneficiary of a fiscal incentive consisting of: a) 75% reduction of income tax and non-reimbursable surtaxes, for a 10-year period from fiscal 2002 through 2011, calculated based on the exploration profit deriving from implementation of its installed capacity for digital mobile cell telephony services; and (ii) 37.5%, 25% and 12.5% reduction of income tax and non-reimbursable surtaxes for the fiscal years 2003, 2004-2008 and 2009-2013, respectively, calculated based on the exploration profit deriving from implementation of its installed capacity for analogical mobile cell telephony services.

m. Provision for contingencies

The provision is set up based on the opinion of the Companies´ internal and external lawyers and management, in an amount deemed sufficient to cover probable losses and risks. Possible losses and risks are disclosed, while remote losses are not.

n. Assets retirement obligations

Pursuant to the Circular Communication CVM/SNC/SEP no. 01/2007, the subsidiaries record provisions for asset retirement obligations and estimated costs brought to present value, which will be incurred on disassembly of towers and equipment in rented properties.

o. Revenue recognition

Service revenues are recognized as services are provided. Billings are monthly recorded. Unbilled revenues from the billing date to the month end are measured and recognized during the month in which services are provided. Revenues from prepaid telecommunications services are recognized on the accrual basis in the period of utilization. Revenues from the sale of cell phone sets and accessories are recognized as these products are delivered to, and accepted by, end-consumers or distributors. . No revenue is recognized if realization is rather uncertain.

p. Derivative instruments

The subsidiaries enter into swap derivative contracts, accounted for on the accrual basis, in order to control exposure to the risk of exchange variation and interest rate fluctuation. Derivative instruments are recorded based on the average curve against financial revenues, and expenses and variations incurred are recognized as adjustments to exchange variations.

These contracts are signed with big financial institutions highly experienced in this field. The subsidiaries do not sign derivative contracts for commercial or speculative purposes.

q. Pension plans and other post-employment benefits

The Company and its subsidiaries record the adjustments connected with the employees’ pension plan obligations according to the rules established by NPC 26 of IBRACON, approved by CVM Deliberation n° . 371, which defines the characteristics of the plan, obligations and events described in Note 34.

r. Employees´ profit-sharing

The Company and its subsidiaries monthly record a provision for employees´ profit-sharing, based on the targets disclosed to its employees and approved by the Administrative Council. These amounts are recorded as personnel expenses and allocated to profit and loss accounts considering each employee’s cost center.

s. Use of estimates

The preparation of the financial statements in conformity with accounting practices adopted in Brazil requires management to make estimates and assumptions concerning the amounts of recorded assets and liabilities and the disclosure of contingent assets and liabilities at the balance sheet date, as well as the estimation of revenues and expenses for the year. The actual results may differ from those estimates.

4	Short-term investments in the money market

	Parent Company		Consolidated

	03/2008	12/2007	03/2008	12/2007

Current
CDB	32,591	38,317	50,444	55,255
Debentures	-	-	-	-

	32,591	38,317	50,444	55,255

Non-current
CDB	10	-	3,624	3,702
Federal public securities	280	275	280	275
Debentures	-	-	13	12

	290	275	3,917	3,989

	32,881	38,592	54,361	59,244

The company’s average yield on consolidated investments is 102.07 % of the CDI – Interbank Deposit Certificate variation.

These investments are redeemable at any time, with no significant loss on recorded yield, except in the case of long-term investments earmarked for use in connection with legal suits.

5	Accounts receivable

	Consolidated

	03/2008	12/2007

Billed services	1,226,199	1,189,378
Unbilled services	521,097	547,911
Network use	888,298	872,195
Goods sold	626,520	859,364
Other receivables	9,043	17,021

	3,271,157	3,485,869

Allowance for doubtful accounts	(569,378)	(455,939)

	2,701,779	3,029,930

The changes in the allowance for doubtful accounts can be summarized as follows:

	Consolidated

	03/2008	12/2007

Opening balance	455,939	309,431

Provision set up	271,701	595,931
Provision written off	(158,262)	(449,423)

Closing balance	569,378	455,939

6	inventories

	Consolidated

	03/2008	12/2007

Cell phone sets	210,372	236,658
Acessories and prepaid cards	29,835	21,106
TIM chips	23,785	40,231

	263,992	297,995

Provision for adjustment to realizable value	(12,109)	(19,869)

	251,883	278,126

7	Taxes and contributions recoverable

	Parent Company		Consolidated

	03/2008	12/2007	03/2008	12/2007

Income tax	6,022	6,009	44,533	85,487
Social contribution	-	-	7,015	25,005
ICMS	-	-	497,499	462,722
PIS / COFINS	-	-	153,050	143,697
IRRF recoverable	252	176	956	9,755
Other	1	1	3,443	2,748

	6,275	6,186	706,496	729,414

Current portion	(268)	(299)	(478,285)	(495,932)

Long-term portion	6,007	5,887	228,211	233,482

The parent company’s long-term portion basically refers to income tax and social contribution recoverable, whereas the consolidated figure also includes ICMS on the subsidiaries´ permanent assets.

The Company and TIM Celular have filed suits against the alleged unconstitutionality of Law 9.718 for expanding the basis of calculation of taxes dealt with therein, and preventing collection of PIS and COFINS on revenues other than those arising from the Company’s sales. However, as they have not had a final favorable sentence, no PIS and COFINS credits have been recorded. According to the Management, there is the probability of a favorable outcome to these companies. The amounts involved are respectively R$16,696 and R$ 38,649, duly restated.

8	Deferred income tax and social contribution

Below, the composition of deferred income tax and social contribution:

		Consolidated

	03/2008	12/2007

Goodwill paid upon privatization	49,460	86,556
Provision for maintenance of shareholders´ equity integrity	(32,643)	(57,127)

Merger-generated tax credit	16,187	29,429

Merger-generated tax credit

The deferred tax asset relating to the merger-generated tax credit refers to future tax benefit under the restructuring plan started in 2000. As a counter entry to said tax is a special reserve composed of goodwill on shareholders´ equity. The tax is realized ratably to estimated future income, over the duration of the authorization granted, which is due to end by July 2008. The amortization of goodwill which reflects the tax benefit is recorded as “Provision for income tax and social contribution”.

In the quarter ended March 31, 2008 R$ 12,613 was amortized in connection with the above mentioned goodwill (2007 – R$12,613).

Also, under the terms of the restructuring plan, the actual tax benefit for each fiscal year will be subsequently capitalized in the name of the controlling shareholder. (Note 22-b)

9	Prepaid expenses

	Consolidated

	03/2008	12/2007

Fistel fee	321,190	-
Subsidized sale of phone sets and mini-modems	165,925	176,060
Rentals	8,170	8,443
Unpublicized advertising	47,642	53,516
Financial charges on loans	5,291	5,192
Other	4776	4,682

	552,994	247,893

Current portion	(545,144)	(240,087)

Long-term portion	7,850	7,806

10	Investments

	Parent Company		Consolidated

	03/2008	12/2007	03/2008	12/2007

Investments
Subsidiaries	7,777,343	7,884,488	-	-
Goodwill	4,732	5,128	4,732	5,128
Other	-	-	20	20

	7,782,075	7,889,616	4,752	5,148

(a) Shareholding in subsidiaries:

	03/2008	12/2007

	TIM
	Celular	TIM Celular

- Subsidiaries
Number of shares held	31.506.833.561	31.506.833.561
Participation in total capital	100%	100%
Shareholders´ equity	7,777,342	7,884,488

Income (loss) for the year	(107,145)	83,364

Equity pickup	(107,145)	83,364

Investment amount	7,723,558	7,830,703
Special goodwill reserve (*)	53,785	53,785

Investment amount	7,777,343	7,884,488

(*) The special goodwill reserve recorded at TIM Nordeste and TIM Celular represents the parent company’s rights in future capitalizations. These tax benefits are connected with goodwill paid upon privatization of Tele Nordeste Celular Participações S.A (merged into TIM Participações in August 2004) and Tele Celular Sul Participações S.A. (formerly TIM Participações). This goodwill was recorded against the special goodwill reserve, under “Shareholders’ equity”. Based on projected income and the concession duration, in the first two years amortization was at 4% p.a., the remainder, under amortization on the straight-line basis, being due to mature by July 2008.

(b) Changes in investments in subsidiaries:

TIM Celular

Investment balance at December 31, 2007	7,884,488
Equity pickup	(107,145)
Investment balance at March 31, 2008	7,777,343

(c) Goodwill:

	Parent Company and
	Consolidated

	03/2008	12/2007

Goodwill on acquisition of TIM Celular´s minority shareholding	16,918	16,918
Accumulated amortization	(12,186)	(11,790)

	4,732	5,128

11	Property, plant and equipment

			Consolidated

			03/2008		12/2007

	Annual depreciation rate %	Cost	Accumulated depreciation	Net	Net

Switching / transmission
equipment	14,29	7,241,301	(4,510,662)	2,730,639	2,846,263
Loan-for-use handsets	50	808,567	(545,004)	263,563	255,369
Infrastructure	33,33	1,659,933	(782,943)	876,990	887,453
Leasehold improvements	33,33	112,844	(73,493)	39,351	38,928
Computer assets	20	1,045,433	(704,613)	340,820	367,557
General use assets	10	325,856	(118,635)	207,221	209,666
Software licensing	20	4,119,584	(2,181,491)	1,938,093	2,065,046

Assets and facilities in use		15,313,518	(8,916,841)	6,396,677	6,670,282

Plots of land		25,663	-	25,663	25,472

Construction work in
progress		368,692	-	368,692	326,065

		15,707,873	(8,916,841)	6,791,032	7,021,819

The construction work in progress basically refers to the construction of new transmission units (Base Radio Broadcast Station - ERB) for network expansion.

In the quarter ended March 31, 2008, R$948 of property, plant and equipment was capitalized by the subsidiaries, (December 31, 2007 – R$11,347) relating to financial charges on loans taken to finance the construction.

GSM technology implementation

The subsidiaries´ operate their service network using TDMA and GSM technologies. At March 31, 2008, no provision for loss on recovery of property, plant and equipment was deemed necessary. The assets related to TDMA technology are fully depreciated as of March 31, 2008.

12	Intangibles

The authorizations for SMP exploitation rights and radiofrequency licensing can be thus shown:

			Consolidated

	Annual average depreciation rate %	03/2008	12/2007

SMP exploitation rights and radio frequency
licensing	7 à 20	2,840,747	2,840,747
Capitalized charges	7,37	411,356	411,356

		3,252,103	3,252,103

Accumulated amortization		(1,610,460)	(1,548,103)

		1,641,643	1,704,000

SMP authorizations and radiofrequency

The subsidiaries’ SMP (Personal Mobile Service) authorizations are granted by the terms signed in the years from 2001 through 2004 with Anatel, for exploration of this service. Previously, the subsidiaries TIM Celular and TIM Nordeste had been granted a fifteen-year concession for the SMC (Mobile Communication Service), which was changed into authorization for the SMP in 2002. The remaining SMC authorization period, initially associated with the 800 MHz radiofrequency license is the SMP authorization period.

From 2001 to 2004, the subsidiaries were authorized by Anatel to use radio frequency blocs connected with the provision of SMP at 900 MHz and 1800 MHz.

13	Deferred charges

		Consolidated

	03/2008	12/2007

Preoperating expenses:
Third parties´ services	228,665	228,665
Personnel expenses	79,367	79,367
Rentals	48,914	48,914
Materials	3,439	3,439
Depreciation	10,202	10,202
Financial charges, net	46,774	46,774
Other expenses	5,990	5,990

	423,351	423,351

Accumulated amortization	(243,680)	(233,096)

	179,671	190,255

14	Suppliers – Trade payables

	Parent Company		Consolidated

	03/2008	12/2007	03/2008	12/2007

Local currency
Suppliers of materials e services	1,175	1,847	1,253,212	2,464,225
Interconnection (a)	-	-	312,732	310,977
Roaming (b)	-	-	868	981
Co-billing (c)	-	-	210,582	213,281

	1,175	1,847	1,777,394	2,989,464

Foreign currency
Suppliers of materials e services	-	-	42,395	93,165
Roaming (b)	-	-	60,130	60,702

	-	-	102,525	153,867

	1,175	1,847	1,879,919	3,143,331

(a) This refers to the use of network of other fixed and mobile cell telephone operators, with calls being initiated at TIM network and ended in the network of other operators.

(b) This refers to calls made by customers outside their registration area, who are therefore considered visitors in the other network.

(c) This refers to calls made by customers when they choose another long-distance call operator.

15	Loans and Financing

		Consolidated

	Guarantees	03/2008	12/2007

Local currency Banco do Nordeste: financing subject to pre-fixed interest of 10% and a 15% and 25% bonus on charges, for payment upon maturity. This financing is the subject matter of a swap operation which changes the cost into % of the CDI daily rate varying between 69.8% and 76.90%.	Bank surety	157,270	165,856
BNDES (Banco Nacional de Desenvolvimento BNDES (Banco Nacional do Desenvolvimento Econômico e Social): ): this financing bears interest at 4.20% p.a. plus variation of the TJLP (long-term interest rate) as disclosed by the Brazilian Brazilian Central Bank 46% of the financing at the TJLP was the object of a swap to 91.43% of the daily CDI rate.	TIM Brasil Serviços e Participações´s surety, with part of the service collection blocked up to the amount of the loan debit balance	1,082,597	1,068,937
Econômico e social): this financing bears interest at 3.00% p.a. plus variation of the TJLP (long-term interest rate) as disclosed by the Brazilian Brazilian Central Bank. The financiang at the “TJLP” was the object of a “swap” to 81,80% of the daily CDI rate. .	Bank surety	45,289	48,420
Syndicated Loan (a) –the debit balance is restated based on the CDI rate variation plus a 0.90% p.a. This margin is established in accordance with the Consolidated Net Debt / Consolidated EBITDA ratio, calculated based on the quarterly information on the Company.	TIM Brasil Serviços Participações´surety	606,567	623,706
Resolution 2770 (Compror): Bank financing for payment of suppliers of goods and services, linked to foreign currency variations. 24% of the agreements denominated in US dollars (average coupon of 5.61% p.a.) and 76% of the agreements denominated in Yen (average coupon of 1.00% p.a.) These agreements are the object of swap operations which result in cost of some 104.6% of the CDI daily rate	N.A	256,885	235,894
Resolution 2770 (Working Capital): Bank financing for meeting working capital requirements, linked to the variation of foreign currencies. 34% of the agreements denominated in US dollars (averagecoupon of 2,64% p.a.) and 66% of the agreements denominated in Yen (average coupon of 1% p.a.). These agreements are the object of swap operations which result in cost of some 112.5% of the CDI daily rate	NA	650,561
Swap contracts relating to the above financing.		(43,905)	3,056

		2,755,264	2,145,869

Current portion		(1,423,510)	(804,011)
Long-term portion		1,331,754	1,341,858

The syndicated loan taken by TIM Celular has restrictive clauses concerning certain financial indices calculated on a half-yearly basis and fully complied with by the borrower. The following Financial Institutions are party to this loan agreement: HSBC Bank Brasil S.A. – Banco Múltiplo, Banco ABN AMRO Real S.A., Banco BNP Paribas Brasil S.A., Banco Bradesco S.A., Banco do Brasil S.A., Banco Itaú BBA S.A., Banco Santander Brasil S.A., Banco Société Générale Brasil S.A., Banco Votorantim S.A., Unibanco – União de Bancos Brasileiros S.A.

The BNDES loan to TIM Celular S.A. for financing the mobile telephone network has restrictive clauses concerning certain financial indices, all fully complied with by the borrower in the period.

The subsidiaries entered into swap operations as a safeguard against devaluation of the Brazilian currency (“Real”) in relation to foreign currencies and changes in the fair value of financing bearing prefixed interest rates and TJLP. The terms of these swap operations are the same as those of the respective loans.

The long-term portions of loans and financing at March 31, 2008 mature as follows:

Consolidated

2009	483,707
2010	245,033
2011	243,032
2012	222,755
2013	137,227

1,331,754

16	Labor obligations

	Parent Company		Consolidated

	03/2008	12/2007	03/2008	12/2007

Salaries and fees	-	-	38	14
Payroll taxes	18	47	26,118	26,157
Vacation and bonuses payable	63	78	89,758	75,585
Employees´ withholding	-	39	8,779	8,797

	81	164	124,693	110,553

17	Taxes, rates and contributions

	Parent Company		Consolidated

	03/2008	12/2007	03/2008	12/2007

IRPJ and CSLL		-	-	104,848
ICMS	-	-	307,831	337,849
COFINS	-	-	38,972	42,804
PIS	-	-	8,444	9,274
ANATEL (FISTEL, FUST/FUNTTEL etc)	-	-	14,487	40,916
IRRF	4	1	2,179	2,079
ISS	5	4	19,740	20,282
Other	-	-	14,415	12,294

	9	5	406,068	570,346

18	Authorizations payable

	Consolidated

	03/2008	12/2007

SMP exploitation rights
Authorizations acquired	164,560	164,560
Payments	(168,455)	(168,455)
Monetary adjustment	38,686	38,686

	34,791	34,791

The monetary adjustment is made based on the IGP-M plus a 1% p.m. rate.

19	Other liabilities

	Parent Company		Consolidated

	03/2008	12/2007	03/2008	12/2007

Prepaid services to be rendered	-	-	105,915	107,144
Reverse split of shares	20,669	20,669	20,669	20,669
Other	2,329	2,329	13,391	8,374

	22,998	22,998	139,975	136,187

20	Provision for contingencies

The Company and its subsidiaries are parties to certain lawsuits (labor, tax, regulatory and civil) arising in the normal course of their business, and have recorded provisions when management understands that the risk of loss is deemed probable, based on the opinion of their legal advisors.

The provision for contingencies and the escrow deposits made are thus composed:

	Parent Company

	Contingencies		Escrow Deposits

	03/2008	12/2007	03/2008	12/2007

Civel	43	368	-	-
Labor	3,525	3,519	3,120	3,115
Tax	-	-	423	416

	3,568	3,887	3,543	3,531

	Consolidated

	Contingencies		Escrow deposits

	03/2008	12/2007	03/2008	12/2007

Civil	89,976	79,639	26,328	23,220
Labor	50,055	50,008	37,168	31,989
Tax	76,697	76,159	51,602	47,193
Regulatory	19,467	9,934	-	-

	236,195	215,740	115,098	102,402

The changes in the provision for contingencies can be summarized as follows:

		Additions,
		net of		Monetary
	12/2007	reversals	Payments	adjustment	03/2008
Civil	79,639	16,743	(8,255)	1,848	89,976
Labor	50,008	1,562	(1,476)	(39)	50,055
Tax	76,159	(447)	(46)	1,031	76,697
Regulatory	9,934	9,073	-	461	19,467

	215,740	26,931	(9,777)	3,301	236,195

Civil contingencies

Several legal and administrative processes have been filed against the Company by consumers, suppliers, service providers and consumer protection agencies, dealing with various issues arising in the regular course of business. The Management analyzes each legal or administrative process to determine whether it involves probable, possible or remote risk of contingencies. In doing so, the Company always takes into account the opinion of lawyers engaged to conduct the processes. The evaluation is periodically reviewed, with the possibility of being modified over the processes due to facts of events such as case law changes.

Consumer lawsuits

Approximately 38,600 individual lawsuits (December 31, 2007 – 34,400) have been filed against the subsidiaries, mostly by consumers claiming for settlement of matters arising from their relationship with the Company. Among these, the allegedly undue collection, contract cancellation, defects of equipment and non-compliance with delivery deadlines stand out...

Collective actions

There are three collective actions against subsidiaries involving the risk of probable loss, which can be summarized as follows: (i) a suit against TIM Celular claiming for the installation of a service unit for personal assistance in Rio Branco, AC.; (ii) a suit against TIM Nordeste in the state of Bahia claiming for prohibition of collection of long-distance calls originated and received between Petrolina/PE and Juazeiro/BA, because of the existing state line areas; and (iii) a suit against TIM Celular in the state of Rio de Janeiro, involving the impossibility of collecting a fidelization fine in the event of phone set thefts. No provisions have been recorded for these contingencies, given the obligations involved therein and the impossibility of accurately quantifying possible losses at the current stage of the processes.

Labor contingencies

These refer to claims filed by both former employees, in connection with salaries, salary differences and equalization, overtime, variable compensation/commissions, and former employees of service providers who, based on pertinent legislation, claim for the Company’s and/or its subsidiaries´ accountability for labor obligations defaulted on by their outsourced employers.

Labor claims

Of the 2,528 labor suits filed against the Company and its subsidiaries (December 31, 2007 – 2,350) over 65% involve claims against service providers, concentrated on certain companies from São Paulo, Rio de Janeiro and Recife.

Still on third parties´ claims, part of these relate to specific projects of service agreement review, often ended in rescission in 2007, winding up of the companies and termination of employees involved. A further significant portion of contingencies refers to organizational restructuring, among which the discontinuance of the Client Relationship Centers in Fortaleza, Salvador and Belo Horizonte, and the termination of 800 own employees and outsourced personnel stand out...

The probability of winning these actions and the amount of contingencies are subject to periodical reviews, taking into account the legal decisions made thereon, some regulatory changes or amendments to Case Law and Abridgement of Law issued by Superior Courts.

Tax Contingencies

IR and CSSL

In 2005, TIM Nordeste S.A. (formerly Maxitel S.A.) was assessed by the Internal Revenue Secretariat of the State of Minas Gerais for R$126,933, for the following reasons: (i) taxation of monetary variations on swap operations and exchange variation on unsettled loans; (ii) a separate fine for default on payment of social contribution on an estimated monthly basis for the year 2002 and part of 2001; (iii) default on payment of corporate income tax on an estimated monthly basis for the year 2002; and (iv) remittance of interest (IRRF) – a voluntary denunciation without payment of arrears charges.

These assessments are now being discussed by the taxing authorities. Based on its internal and external advisors´ opinion, the Management estimates probable losses on these processes at R$32,750, an amount duly provided for under “Provision for income tax and social contribution”.

In September 2003 TIM Nordeste S.A. was assessed by the Internal Revenue Secretariat of the State of Ceará for R$12,721 referring to: (i) disallowance of R$8,402 expenses included in the IRPJ determination for the period from 1999 through 2001; (ii) differences of R$3,208 in CSLL payments for the years from 1998 through 2001; (iii) differences of R$334 and R$777, respectively, in the payment of PIS and COFINS for the years from 1998 through 2002. The subsidiary unsuccessfully filed an impugnation and a voluntary appeal against this assessment, at the administrative level. As a consequence, based on its internal and external lawyers´ opinion the losses thereon are probable, the Management set up two provisions: one in the amount of R$11,610 for IRPJ and CSLL, under the heading “Provision for Income Tax and Social Contribution, and one in the amount of R$1,111, for PIS and COFINS, under the heading “Other Operating Expenses”.

ICMS

In 2003 and 2004 TIM Celular was assessed by the Internal Revenue Secretariat of the State of Santa Catarina for R$46,033 (current value), mainly relating to dispute on the levying of ICMS on certain services provided. This amount is the result of several favorable sentences in administrative processes initially involving assessments of R$95,449. The Company is currently discussing these assessments with the taxing authorities. According to its internal and external lawyers, the probable losses thereon amount to R$2,650.

Regulatory Contingencies

Due to an alleged default on some SMP’s provisions and quality targets defined under the PGMQ-SMP – General SMP Quality Goals Plan – ANATEL started some procedures for determining Default on Obligations – PADO, involving the subsidiaries.

The subsidiaries have endeavored to avoid being assessed, with arguments, mostly of technical and legal nature, that may contribute to reduce significantly the initial fine charged or definitively close the PADO, without sanctions. The related provision was set up based on the amount of fines charged, the risk of loss involved being classified probable (Note 36).

Contingencies involving possible losses

Civil, Labor, Regulatory and Tax-related actions have been filed against the Company and its subsidiaries involving a risk of loss that is classified as possible or remote by the management and the Company’s lawyers. No provision has been set up for these contingencies.

		Consolidated

	03/2008	12/2007

Civil	93,066	85,622
Labor	83,969	76,524
Tax	947,662	935,699
Regulatory	24,592	28,014

	1,149,289	1,125,859

Below, the main actions involving possible risk of loss:

Civil

Collective Actions

There are two collective actions against subsidiaries involving the risk of probable loss, which can be summarized as follows: (i) a suit against TIM Nordeste in the state of Pernambuco, questioning the Company´s policy of defective phone replacement, allegedly in disagreement with the manufacturer´s warranty terms; (ii) a suit against TIM Nordeste S.A. in the state of Ceará, claiming for the Company’s obligation to replace cell phone sets which have been the subject of fraud in that state.

Other Actions and Proceedings

TIM Nordeste is defendant in an action filed by the legal services providers, the law firm Mattos & Callumby Lisboa Advogados, in Rio de Janeiro’s 29th Civil Court. They claim for success fees allegedly due under a service agreement for filing court injunctions against interest and monetary restatement on purchase prices of the subsidiary’s “Band B”.

TIM Celular, together with other telecommunications companies, has also been sued by GVT at the 4th Federal Audit Court. The plaintiff claims for declaration of nullity of a contractual clause dealing the VU-M amount used by the defendants by way of interconnection, which is deemed illegal and abusive and as such requiring refunding of all amounts allegedly charged in excess since July 2004. A preliminary order was granted determining the payment of VU-M on the basis of R$0.2899per minute, and escrow deposits to be made by GVT in the amount of the difference between this and the value claimed by the defendants.

Labor

Labor claims

A substantial portion of contingencies refers to organizational restructuring, among which the discontinuance of the Client Relationship Centers (call centers) in Fortaleza, Salvador and Belo Horizonte, and the termination of 800 own employees and outsourced personnel stand out.

Worth mentioning among the labor suits involving the possibility of loss, is the civil public action filed by the State of Minas Gerais´s Public Labor 3rd Region, on the charge of irregular outsourcing practices and collective damages.

Also worth noting are the processes filed in the state of Paraná, involving claims for indemnity in connection with labor registration cards. According to an internal rule, TELEPAR undertook to supplement retirement benefits of employees hired until 1982, having proposed to comply with this obligation through payment of a certain amount in cash, before the privatization process. Some of its former employees, however, have questioned this transaction, and were granted their claims, in certain cases.

Social Security

TIM Celular received in São Paulo a Debit Assessment Notice referring to an alleged irregularity in the payment of contributions to social security levied on Employees´ Profit-Sharing plan in the amount of R$2,131. After filing its administrative defense, the subsidiary awaits the outcome of the process.

Taxes

IR and CSLL

On October 30, 2006, TIM Nordeste was assessed under a single administrative process referring to IRPJ, CSL totaling R$ 331,171, subsequently reduced to R$ 258, 144, and a separate fine, for different reasons. Most of the assessment refers to amortization of goodwill determined at a Telebrás System privatization auction and the related tax deductions. Under Law 9.532/97, art. 7, the proceeds of goodwill amortization can be included in the taxable income of a company resulting from merger or split, whereby one company holds investment in the other, and pays for it using the goodwill determined based on the investee´s expected profitability. Also, this is a usual operation performed in accordance with CVM Instruction 319/99.

After timely challenging these assessment notices TIM Nordeste now awaits the taxing authorities´ decision on the matter. In March 2007, by means of a Fiscal Information Report, the Recife/PE´s Internal Revenue Secretariat informed TIM that the amounts of IRPJ, CSL and a separate fine totaling R$73,027 (principal and separate fine) had been excluded from the assessment notice. So, part of the infractions contained in the assessment notice were transferred to 160 specific compensation processes totaling R$ 85,562, all of which are deemed capable of resulting in possible loss for the subsidiary.

PIS and COFINS

In 2004, TIM Nordeste was assessed in connection with PIS and COFINS due on exchange variation arising from revenue generated in 1999. Both assessment notices amounted to R$30,913. Because this is a controversial matter involving interpretation of applicable legislation, a provision was set up, in 2004, for the same amount. On March 13, 2006, a decision not subject to further appeal was issued on the action filed by the company against Law 9718 of November 27, 1998. The company alleged that this law was unconstitutional concerning the expansion of the tax basis of calculation, preventing the collection of PIS and COFINS on non-operating revenue.

In view of the final decision, the Management of TIM Nordeste requested extinction of the tax assessment against the subsidiary, concerning PIS and COFINS on exchange variation, and reversed in 2006, the provision set up in 2004.

In April 2007, the amount of PIS on exchange variation claimed was reduced by R$5,293, after the declaration of unconstitutionality obtained with the sentence was recognized administratively. The remainder – R$25,620 – which refers to COFINS is now under discussion. The subsidiary awaits the recognition, at administrative level, of the impossibility of collecting the remaining of COFINS infraction, after the sentence was issued.

ICMS

In 2006, TIM Nordeste was assessed by the taxing authorities from the State of Piauí for R$7,308, in connection with the payment of a difference between intrastate and interstate ICMS rate on fixed assets items for use and consumption and the determination of ICMS basis of calculation for acquisition of goods intended for sale. The subsidiary is impugning these assessments at administrative level.

In November 2007, TIM Celular was assessed by the State of Rio de Janeiro´s taxing authorities for R$ 38,274, for allegedly having taken undue ICMS credit from acquisition of fixed assets without application to monthly installments of a coefficient calculated ratably to the goods dispatched subjected to tax and the total goods dispatched. This assessment is being impugned by the Company at administrative level.

In November 2007, TIM Celular was assessed by the State of Rio de Janeiro’s taxing authorities for R$ 17,241 for defaulting on payment of ICMS and Contribution to the “Fundo Estadual de Combate à Pobreza e Desigualdades Sociais” (State Fund for Fighting Poverty and Social Inequalities) allegedly due on international roaming services. This assessment is being impugned by the subsidiary at administrative level.

In November 2007 TIM Celular was assessed by the State of São Paulo taxing authorities for R$ 151,017, for allegedly having failed to include conditional discounts granted to clients in the ICMS basis of calculation. Also, this subsidiary was fined for delivery of digital files allegedly containing incomplete information on operations and services rendered in the January-December 2003 period. This assessment is being impugned by the subsidiary at administrative level.

ISS

Also, on December 20, 2007, TIM Celular was assessed by the State of Rio de Janeiro’s taxing authorities for R$66,634 for allegedly failing to pay ISS on the following services: technical programming; administrative plan cancellation services; telephone directory aid service and provision of data and information; and network infrastructure sharing. This assessment is being impugned by the Company at administrative level.

FUST – Telecommunications Service Universalization Fund

On December 15, 2005, ANATEL issued its Summary no. 07 aimed at collecting contributions to the FUST out of interconnection revenues earned by providers of telecommunications services, as from the date of enactment of Law 9998. The subsidiaries still believe that based on applicable legislation (including the sole paragraph of article 6 of Law 9998/00), the above revenues are not subject to the FUST charges, and accordingly, the Management has taken the necessary measures to protect their interests. In October and November 2006, ANATEL assessed the Company’s subsidiaries for R$31,338 referring to FUST on interconnection revenues arrears fine allegedly due, all because of “Súmula” 07/05.

From September to December 2007, ANATEL issued several assessment notices against the Company’s subsidiaries totaling R$18,623, in connection with FUST allegedly due on interconnection revenues for the year 2002. ANATEL claims for FUST collection on interconnection revenues is currently suspended, due to a favorable sentence to the subsidiaries.

FUNTTEL – Telecommunications Technological Development Fund

The Ministry of Communications assessed TIM Celular and TIM Nordeste for R$10,662 claiming for FUNTTEL amounts allegedly due on interconnection revenues for the years 2001 and 2002. At the same time an arrears fine was imposed on these subsidiaries. In these companies´ opinions, the above mentioned revenues are not subject to FUNTTEL. A writ of mandamus was filed to safeguard the Company´s interests in this case of default on FUNTTEL fees allegedly due on interconnection revenues, based on the same arguments used for the FUST process. The claims for FUNTTEL collection on interconnection revenues is currently suspended, due to a writ of mandamus favorable to the subsidiaries.

Regulatory Proceedings

TIM Celular is authorized to render SMP in the state of Paraná (except in Londrina and Tamarana) for an indefinite period, and accordingly to use the SMP-related radio frequencies. In 2006, under the Term of Authorization no. 002/2006/PVCP/SPV- ANATEL the latter authorization was extended for 15 years from the end of the original validity period, i.e., through September 3, 2022.

Because of the extension of authorization for use of SPM-related radio frequencies under the Term of Authorization no. 002/2006/PVCP/SPV- ANATEL issued in accordance with Act 57.551, of April 13, 2006, the Company was in its opinion unduly required by ANATEL to pay for a new Installation Inspection Fee (TFI) referring to all its mobile stations in operation in the service provision area, although all these stations had already been licensed at the cost of R$80,066.

This requirement, according to ANATEL, would be justified by application of art. no. 9, III of Resolution 2555, which provides for issuance of new licenses if the validity period is renewed. However, as the Company does not find that this legal provision is correctly applied, the collection in question was timely impugned at administrative level, so that simultaneously the collection can be questioned and the collection suspended until a final decision is reached by ANATEL.

21	Asset retirement obligation

The changes in the asset retirement obligation can be thus shown:

		Consolidated

	03/2008	12/2007

Opening balance	192,137	158,168
Balance throughout the quarter, net of write offs	1,077	15,190
Monetary adjustment in the quarter/in the year	3,981	18,779

Closing balance	197,195	192,137

The asset retirement obligations were brought to present value, the result being financial expenses of R$3,981 reflected in the quarter ended March 31, 200 (same period in 2007 – R$8,222).

22	Shareholders´ equity

a. Capital

As deliberated upon by the Administrative Council, regardless of the statutory reform, the Company is authorized to increase its capital by up to 2,500,000,000 (two billion and five hundred million) common or preferred shares.

Capital subscribed and paid-in comprises shares without par value, thus distributed:

	03/2008	12/2007

Number of common shares	794.991.669	794.991.669
Number of preferred shares	1.538.972.494	1.538.972.494

	2.333.964.163	2.333.964.163

b. Capital reserves

Special Goodwill Reserve

This reserve was set up during the corporate reorganization process in 2000. The portion of the special reserve corresponding to the tax benefit obtained may be capitalized at the end of each fiscal year for the benefit of the controlling shareholder, with no need for issuance of new shares. The respective capital increase will be subject to preemptive rights of the minority shareholders, in proportion to their shareholdings, by type and class, at time of new issuance, and the amounts payable during the year in connection with this right must be delivered directly to the controlling shareholder, in accordance with Instruction No. 319/99 of the Brazilian Securities Commission (CVM).

c. Revenue Reserves

Legal Reserve

This refers to the 5% (five percent) of net income for every year ended December 31 to be appropriated to the legal reserve, which should not exceed 20% (twenty percent) of capital... Also, the Company is not authorized to set up a legal reserve when it exceeds 30% (thirty percent) of capital plus capital reserves. This reserve can be used only for capital increase or compensation of accumulated losses.

Reserve for Expansion

This reserve , which is set up based on paragraph 2, article 40 of the by-laws and article 194 of Law 6.404/76, is intended to fund investment and network expansion projects.

d. Dividends

Dividends are calculated in accordance with the Company’s by-laws and the Brazilian Corporate Law (“Lei das Sociedades por Ações”).

As stipulated in its by-laws, the Company shall distribute an amount equivalent to 25% of adjusted net income as minimum dividend every year ended December 31, provided there are funds available for distribution.

Preferred shares are nonvoting and take priority on (i) the payment of capital at no premium, and (ii) payment of a minimum noncumulative dividend of 6% p.a. on the total obtained from dividing the capital stock representing this type of shares by the total number of the same class of shares issued by the Company.

In order to comply with Law 10.303/01, the Company’s bylaws were amended, including the First Paragraph of Section 10, which ensures the holders of preferred shares, every year, the right to receive stock dividends corresponding to 3% (three percent) of net earnings per share, based on the balance sheet most recently approved, whenever the dividend established according to this criterion exceeds the dividend calculated according to the criteria previously established, described in the preceding paragraph.

23	Net operating revenue

	Consolidated

	03/2008	03/2007

Telecommunications service revenue – Mobile
Subscription	110,044	112,682
Utilization	1,841,925	1,583,808
Network use	1,100,956	1,111,740
Long distance	489,259	462,899
VAS – Additional services	327,068	253,469
Other	27,425	21,348

	3,896,677	3,545,946
Telecommunications service revenue – Fixed	371	-

Telecommunications service revenue – Mobile and Fixed	3,897,048	3,545,946
Goods sold	321,866	349,388

Gross operating revenue	4,218,914	3,895,334

Deductions from gross revenue
Taxes	(877,968)	(822,451)
Discounts given	(323,270)	(189,943)
Returns and other	(24,719)	(39,767)

	(1,225,957)	(1,052,161)

	2,992,957	2,843,173

25	Cost of services rendered and goods sold

	Consolidated

	03/2008	03/2007

Personnel	(24,755)	(24,755)
Third parties services	(39,579)	(80,495)
Interconnection	(960,375)	(788,568)
Depreciation and amortization	(319,019)	(330,993)
Telecommunications surveillance fund (FISTEL)	(2,183)	(2,845)
Other	(42,410)	(36,828)

Cost of services rendered	(1,388,321)	(1,264,484)

Cost of goods sold	(263,235)	(263,619)

Total cost of services rendered and goods sold	(1,651,556)	(1,528,103)

25	Selling expenses

	Consolidated

	03/2008	03/2007

Personnel	(88,049)	(79,486)
Third parties´ services	(372,648)	(351,751)
Advertising expenses	(61,988)	(85,639)
Loss and allowance for doubtful accounts	(271,701)	(172,968)
Telecommunications surveillance fund	(141,565)	(111,291)
Depreciation and amortization	(71,278)	(90,131)
Other	(21,940)	(23,061)

	(1,029,169)	(914,327)

26	General and administrative expenses

	Parent Company		Consolidated

	03/2008	03/2007	03/2008	03/2007

Personnel	(315)	(956)	(49,821)	(47,932)
Third parties´ services	(1,123)	(1,470)	(107,710)	(92,443)
Depreciation and amortization	-	-	(118,955)	(98,655)
Other	(396)	(217)	(16,069)	(20,119)

	(1,834)	(2,643)	(292,555)	(259,149)

27	Other operating revenues (expenses) - net

	Parent Company		Consolidated

	03/2008	03/2007	03/2008	03/2007

Revenues
Fines – Telecommunications services	-	-	39,166	10,658
Reversal of the provision for contingencies	201	724	1,596	898
Other operating revenues	-	1	21	11,546

	201	725	40,783	23,102

Expenses
Amortization of deferred charges	-	-	(29)	(32)
Amortization of concessions	-	-	(62,356)	(62,059)
Taxes, rates and contributions	-	-	(4,847)	(3,480)
Goodwill amortization	(395)	(395)	(395)	(395)
Provision for contingencies	-	(240)	(28,527)	(16,595)
Other operating expenses	(5)	-	(976)	(349)

	(400)	(635)	(97,130)	(82,910)

Other operating revenues (expenses) , net	(199)	90	(56,347)	(59,808)

28	Financial revenues

	Parent Company		Consolidated

	03/2008	03/2007	03/2008	03/2007

Interest on short-term investments in the money	1,000	417	4,852	10,700
market
Monetary adjustment	134	156	4,468	6,899
Interest received from clients	-	-	13,718	3,684
Exchange variation	-	-	77,573	11,051
Other revenues	-	-	1,511	2,288

	1,134	573	102,122	34,622

29	Financial expenses

	Parent Company		Consolidated

	03/2008	03/2007	03/2008	03/2007

Interest on loans and financing	(1)	-	(49,110)	(53,250)
Interest paid to suppliers	-	-	(434)	(2,134)
Interest on taxes and rates	-	-	(413)	(1,398)
Monetary adjustment	118	-	(7,943)	(9,827)
CPMF	(1)	(13)	(1,190)	(16,353)
Discounts given	-	-	(7,538)	(972)
Exchange variation	-	-	(86,718)	(10,490)
Other expenses	(1)	(2)	(4,847)	(3,453)

	115	(15)	(158,193)	(97,877)

30	Non-operating income

	Consolidated

	03/2008	03/2007

Revenues
Property, plant and equipment disposed of	1,226	4,731
Other non-operating revenues	930	-

	2,156	4,731
Expenses
Cost of Property, plant and equipment disposed of	(4,731)	(5,887)

Non-operating income	(2,575)	(1,156)

31	Income tax, social contribution expenses and tax losses

	Consolidated

	03/2008	03/2007

Income tax for the quarter	-	(17,751)
Social contribution for the quarter	-	(6,476)

	-	(24,227)

Amortization of goodwill paid on privatization	(12,613)	(12,613)

	(12,613)	(36,840)

Below, the reconciliation of income tax and social contribution expenses calculated at the applicable tax rates plus the amounts reflected in the income for the year:

	Consolidated

	03/2008	03/2007

Pretax income (loss)	(95,316)	17,375
Combined tax rate	34%	34%

Income tax and social contribution at the combined tax rate	32,407	(5,908)
(Additions)/Exclusions:
Equity pickup	(45,829)	(24,727)
Unrecognized tax losses and temporary differences	(1,085)	(5,935)
Other	1,894	(270)

	(45,020)	(30,932)

Income tax and social contribution charged to the income for the year	(12,613)	(36,840)

Tax rate in effect	13,23%	-212,03%

Accumulated tax losses and negative basis

The accumulated tax losses and negative bases give rise to tax credits which are recognized only when the prospects of realization are consistent; no statutes of limitation apply to these credits, which can be summarized as follows:

		Tax losses		Negative bases

	03/2008	12/2007	03/2008	12/2007

TIM Celular	3,584,141	3,554,473	3,584,141	3,554,473
TIM Nordeste	2,432,969	2,393,527	2,432,552	2,393,259
TIM Participações	20,059	19,348	20,060	19,349

	6,037,169	5,967,348	6,036,753	5,967,081

Corresponding tax credit unrecognized	1,509,292	1,491,837	543,308	537,037

32	Transactions with Telecom Italy Group

The transactions with Telecom Italy Group, which are performed under regular conditions, similarly to those with third parties, are thus composed:

Consolidated

		Assets

	03/2008	12/2007

Entel Bolívia (1)	1,116	767
Telecom Personal Argentina (1)	1,962	1,020
Telecom Sparkle (1)	2,802	3,789
Telecom Italia S,p,A, (2)	5,730	2,780
Other	793	948

Total	12,403	9,304

		Liabilities

	03/2008	12/2007

Telecom Italia S,p,A, (2)	39,033	51,129
IT Telecom Italia (3)	278	263
Entel Bolívia (1)	77	255
Telecom Personal Argentina (1)	3,187	3,448
Telecom Sparkle (1)	5,730	4,826
Italtel (3)	5,736	42,518
Other	864	860

Total	54,905	103,299

		Revenue

	03/2008	12/2007

Telecom Italia S,p,A, (2)	2,178	6,603
Telecom Personal Argentina (1)	1,418	1,487
Telecom Sparkle (1)	1,628	2,744
Other	832	287

Total	6,056	11,121

		Cost/Expense

	03/2008	12/2007

Telecom Italia S,p,A, (2)	6,883	5,832
Telecom Sparkle (1)	5,332	6,102
Telecom Personal Argentina (1)	2,424	1,500
Other	473	257

Total	15,112	13,691

(1) These refer to roaming, value-added services – VAS and media assignment,

(2) These amounts refer to international roaming, technical post-sales assistance and value-added services – VAS,

On March 3, 2008, at the General Shareholders´ Meeting of TIM Participações the renewal for a further 12 months was approved, of a cooperation and support agreement with Telecom Italia S,p,A, which had been approved on May 3, 2007 by TIM Participações´s Administrative Council, This amendment will not exceed € 8,632 thousand (approximately R$24,000), This agreement is intended to add value to the Company by making it benefit from Telecom Itália´s experience in (i) improving effectiveness and efficiency by adopting in-house solutions; and (ii) sharing systems, services, processes and better practices widely used in the Italian market, which can be easily customized to the Company´s requirements,

(3) These refer to development and maintenance of software pieces used in telecommunications service billing,

33	Financial instruments and risk management

The following are the main risks to which the Company and its subsidiaries are exposed:

(i) Exchange rate risks

The exchange rate risks relate to the possibility of the subsidiaries to compute losses resulting from fluctuations in exchange rates, thus increasing debt balances of loans obtained in the market and the corresponding financial charges, In order to mitigate this kind of risk, the Company carries out hedge contracts with financial institutions,

As of March 31, 2008 the subsidiaries’ loans indexed to the exchange variance of foreign currencies are fully covered by swap contracts, Earnings or losses resulting from these agreements are charged to the income,

There are no significant financial assets indexed to foreign currencies,

(ii) Interest rate risks

The interest rate risks relate to:

- Possibility of variances in the fair value of financing indexed to the TJLP, in the event the latter does not proportionately follows those of CDI – Interbank Deposit Certificates, Gains or losses arising from swap contracts are recorded under “Income “,

- Possibility of an unfavorable change in interest rates, with a resulting increase in financial expenses incurred by the subsidiaries, due to fluctuation of interest rate on part of their hedge debt and obligations At March 31, 2008, the subsidiaries’ financial resources are mostly invested in CDI, which partially reduces this risk,

(iii) Credit risk inherent in services rendered

This risk is related to the possibility of the subsidiaries computing losses originating from the difficulty in collecting the amounts billed to customers, In order to mitigate this risk, the Company and its subsidiaries perform credit analysis that assist the management of risks related to collection problems, and monitor accounts receivable from subscribers, blocking the telephone, in case customers default on payment of their bills,

(iv) Credit risk inherent in the sale of telephone sets and prepaid telephone cards

The policy adopted by the subsidiaries for the sale of telephone sets and distribution of prepaid telephone cards is directly related to credit risk levels accepted during the normal course of business, The choice of partners, the diversification of the accounts receivable portfolio, the monitoring of loan conditions, the positions and limits defined for orders placed by traders, the adoption of guarantees are procedures adopted by the subsidiaries to minimize possible collection problems with its business partners,

There are no single clients who account for more than 10% of net receivables from sales of goods as of March 31, 2008 and 2007, or sales revenues during the years ended March 31, 2008 and 2007,

(v) Financial credit risk

This risk relates to the possibility of the Company and its subsidiaries computing losses originating from the difficulty in realizing its short-term investments and swap contracts, The subsidiaries minimize the risk associated to these financial instruments by investing in well-reputed financial institutions,

There is no concentration of available resources in connection with work, service, concessions or rights that have not been mentioned above that could, if eliminated suddenly, severely impact the operations of the subsidiaries,

Market value of financial instruments

The estimated market value of financial instruments, especially cash and cash equivalents, accounts receivable and short-term financial instruments approximates their book value, given their short duration, below, the financial instruments with market value different from their book value:

	03/2008		12/2007

	Book	Market	Book	Market
	value	value	value	value

Loans and financing	2,799,169	2,800,685	2,142,813	2,144,748
Swap contracts	(43,905)	(32,808)	3,056	(2,072)

	2,755,264	2,767,877	2,145,869	2,142,676

The market value of loans and financing and hedge contracts was determined based on future discounted cash flow and at interest rates applicable to similar instruments which involve the same risks and conditions or are based on their market quotations,

The market values were estimated at a specific time, using available information and the Company’s own evaluation methods, Any change in the underlying assumptions may significantly affect the estimates,

34	Pension plans and other post-employment benefits

Supplementary Pension Plan

On August 7, 2006, the Company’s administrative council approved the implementation by Itaú Vida e Previdência S,A, of PGBL and VGBL Supplementary Pension Plans for the Company and TIM Celular and TIM Nordeste, All employees not benefiting from pension plans sponsored by the Company and its subsidiaries are eligible for these supplementary plans,

Term of Atypical Contractual Relationship

The Company is the succeeding sponsoring company arising from the partial spin-off of Telecomunicações do Paraná S,A – TELEPAR, of the private pension supplementation plans introduced in 1970 under a Collective Agreement, approved by the Atypical Contractual Agreement entered into by said company and the Unions representing the professional categories then existing,

This agreement covers 86 employees hired before December 31, 1982 to whom a supplementary pension is granted, providing that they retire after a minimum service length of 30 years for men and 25 years for women,

As a result of Telebrás split in June 1998, the Company opted for extinguishment of this supplementary pension plan, and accordingly, the participants were entitled to payment in cash of accumulated benefits or transfer of the obligations assumed under this plan to the PBT-SISTEL plan, Most of the participants opted for payment in cash or PBT-SISTEL plan ingress, The remainder, duly provided for, will be used to cover benefits due to employees who have not made their option (4 employees as of March 31, 2008 and December 31, 2007),

SISTEL and TIMPREV

The Company, TIM Nordeste and TIM Celular have sponsored a private defined benefits pension plan for a group of TELEBRÁS system’s former employees, which is managed by Fundação Sistel de Seguridade Social – SISTEL, as a consequence of the legal provisions applicable to the privatization process of these companies in July 1998,

As in 1999 and 2000, the sponsors of the pension plans managed by SISTEL had already negotiated conditions for the creation of individual pension plans per sponsoring company and maintenance of joint liability only in relation to the participants already assisted on January 31, 2000, the Companies and their subsidiaries in 2002, like other companies resulting from the former TELEBRÁS system, started the creation of a pension plan for defined contributions meeting the most modern social security standards adopted by private companies and allowing the possibility of migration to this plan of the employee groups linked to SISTEL,

On November 13, 2002, the Brazilian Secretariat for Supplementary Pension Plans, through official ruling No, 1917 CGAJ/SPC, approved the statutes of the new pension plan, denominated Statutes of TIM PREV Benefits Plan, defined contributions, which provide for new conditions for benefits granting and maintenance, as well as the rights and obligations of the Plan Managing Entity, the sponsoring companies, participants and the beneficiaries thereof. Over 90% of the previous plan’s participants had migrated to the new plan by January 29, 2003.

Under this new plan, the sponsor’s regular contribution will correspond to 100% of a participant’s basic contribution , and TIMPREV´s managing entity will ensure the benefits listed below, under the terms and conditions agreed upon, with no obligation to grant any other benefits, even if the government-sponsored social security entity starts granting them,

  Normal retirement pension
  Early retirement pension
  Disability pension
  Deferred proportional benefit
  Death pension

However, as not all of the Company’s and its subsidiaries´ employees have migrated to TIMPREV plan, the pension and health care plans deriving from the TELEBRÁS system briefly listed below remain:

PBS: benefits plan of SISTEL for defined benefits, which includes the employees paying contributions to the plan (active) who participated in the plans sponsored by the companies of the former TELEBRÁS system;

“PBS Assistidos”: private pension plan for employees receiving benefits (inactive), for multi-sponsored benefits;

“Convênio de Administração”: for managing pension payment to retirees and pensioners of the predecessors of the subsidiary companies;

PAMEC/Apólice de Ativos: health care plan granted to pensioners of the predecessors of the subsidiary companies;

PBT: plan for defined benefits for pensioners of the predecessors of the company and its subsidiaries;

PAMA: health care plan for retired employees and their dependents, on a shared cost basis,

In accordance with the rules established by NPC-26 issued by the Institute of Independent Auditors of Brazil – IBRACON, and approved by CVM Deliberation No, 371, the actuarial position of these plans represents a surplus not recorded by the Company in view of the impossibility to recover such amounts and also considering that the amount of contributions will not be reduced for the future sponsor,

On January 31, 2006, the Administrative Council approved the proposed migration from plans sponsored by the Company and its subsidiaries TIM Celular and TIM Nordeste at Sistel, to a new plan administered by the financial institution HSBC

On January 29, 2007 and April 9, 2007, through the Supplementary Social Security Secretariat, the Ministry of Social Security approved the transfer of the benefit plans management - PBS–Tele Celular Sul, TIM Prev Sul, PBT–TIM, Management Agreement, PBS–Telenordeste Celular and TIM Prev Nordeste (according to Communications SPC/DETEC/CGAT, nos, 169, 167, 168, 912, 171 and 170, respectively) from Fundação Sistel de Seguridade Social- SISTEL, to HSBC – Fundo de Pensão,

The other plans - PAMA and PBS – Assistidos - remain under the management of Fundação Social de Seguridade Social - SISTEL, An exception is “Plano PAMEC/Apólice de Ativos”, which was terminated, with the Company remaining responsible for coverage of the respective benefit, from now on called PAMEC/Apólice de Ativos,

In view of the approval of the proposed migration by the Administrative Council in January 2006, and those of the Ministry of Social Security, the transfer of the above mentioned Funds from Fundação Sistel de Seguridade Social - SISTEL to HSBC – Fundo de Pensão came into effect in April 2007,

In the quarter ended March31, 2008, the contributions to the pension funds and other post-employment benefits totaled R$54 (in the same period in 2007 - R$62),

35	Insurance

It is the Company’s and its subsidiaries´ policy to monitor risks inherent in their operations, which is why as of March 31, 2008, they have insurance coverage against operating risks, third party liability, health, among others, The Management of the Company and its subsidiaries find the insurance coverage sufficient to cover any losses, The table below shows the main assets, liabilities or interests insured and the respective amounts:

Types	Amounts insured

Operating Risks	R$9,954,894
General Third Party Liability – RCG	R$13,502
Cars (Executive and Operational Fleets)	100% Fipe Table,
R$1,000 for RC (DM and DC)

It is not included in the scope of our audit work the issuance of an opinion on the sufficiency of insurance coverage, which was determined and checked for adequacy by the Company’s Management.

36
Commitments

ANATEL

Under the terms of the Authorization for Mobile Personal Service (SMP) Exploitation, the subsidiaries have committed to implement and actually implemented, mobile personal telecommunications cover for the assigned area, Also under said Terms of Authorization, the subsidiaries are required to operate in accordance with the quality standards established by ANATEL, and comply with the related obligations, Should said terms fail to be met, the subsidiaries are subject to PADO (Obligation Non-Compliance Determination Procedures) and any subsequently applicable penalties,

ANATEL has brought administrative proceedings against the subsidiaries for (i) noncompliance with certain quality service indicators; and (ii) default on certain other obligations assumed under the Terms of Authorization and pertinent regulations,

In their defense before ANATEL, the subsidiaries explained that there were several reasons for defaulting, most of them involuntary and not related to their activities and actions, The provision for regulatory contingencies shown in the balance sheet reflects the amount of losses expected by the Management (Note 20),

Rentals

The equipment and property rental agreements signed by the Company and its subsidiaries have different maturity dates, below, a list of minimum rental payments to be made under such agreements:

2009	216,726
2010	224,962
2011	233,510
2012	242,384
2013	251,594

1,169,176

37	Changes in preparation and disclosure of financial statements

The Law 11.638 promulgated on December 28, 2007 amends and revokes provisions of Law 6.404 of December 15, 1976 and Law 6.385 of December 7, 1976.

The provisions of this new law apply to financial statements for fiscal years ending from January 1, 2008 on, with the following changes for listed companies:

Preparation of financial statements

Under the new Law, there must be clear distinction between financial statements prepared for fiscal purposes and those intended for compliance with the Corporate Law. The adjustments entries made solely for compliance with accounting standards and the financial statements prepared for the same purpose can neither be the basis for tax and contribution levying, nor will they have other tax effects.

However, the deferred taxes and contributions, as the case may be, should be adequately recognized in the financial statements, in accordance with accounting standards in force.

Changes in accounting standards

In business combination operations performed between independent parties and in connection with actual control transfer, the assets and liabilities of the company to be merged or resulting from the merger or split will be accounted for at market value.
The financial assets intended for negotiation or sale, including derivative instruments, are to be valued at market. The other assets must be valued at the acquisition or issue value, restated as legally required or contracted, and adjusted to the estimated realizable value, if this is lower than either of those.

Long-term assets and liabilities must be adjusted to present value, whereas current assets and liabilities must be brought to present value only if this has a relevant effect on the financial statements.

Companies are required to periodically analyze the recovery of amounts recorded as fixed, intangible and deferred assets, so that (a) all losses on capital invested be recorded, in the event it has been decided to discontinue enterprises or activities to which this capital is assigned, or where there is no proof that this capital will generate sufficient income for recovery thereof; or (b) the criteria for estimating the useful life and calculating depreciation, depletion and amortization can be reviewed and adjusted. The assets covered by commercial, financial lease contracts must be recorded as property, plant and equipment.

Investments in affiliates on whose management a company has significant influence or in which it holds 20% of the voting capital (rather than the total capital, as before), and in subsidiaries and other companies pertaining to a single group or who are under common control must be valued on the equity method.

As regards the shareholders´ equity, the revaluation reserve was eliminated, and a new account created under the heading “Adjustments to Equity Evaluation”. While not recorded as income for the year, on the accrual basis, the counterentries to increases or decreases in assets and liabilities valued at market will be classified as adjustments to equity evaluation, under “Shareholders´ Equity”.

The preparation of cash flow and value-added statements is rendered mandatory, as a substitute for the statement of changes in financial position. These statements have already been consistently presented by the Company since 2006.

For the time being it is impossible to foresee all the impacts of Law no. 11.638 on the results of operations and the financial position of the Company and its subsidiaries.

38	Transactions with Group Telefônica

On April 28, 2007, Assicurazioni Generali S,p,A, Intesa San Paolo S,p,A, Mediobanca S,p,A,, Sintonia S,p,A and Telefónica S,A, entered into an agreement to acquire the whole capital of Olimpia S,p,A,, a company which, in turn, held approximately 18% of the voting capital of Telecom Italia S,p,A,, the Company´s indirect parent company, This acquisition was made through Telco S,p,A, (“Telco”), With the implementation of the operation in October 2007, Telco came to hold 23,6% f the voting capital of Telecom Italia S,p,A,, the indirect parent company of TIM Participações.

Through its Act no, 68,276/2007 published in the Federal Government Official Gazette of November 5, 200, ANATEL approved the operation and imposed certain restrictions to guarantee absolute segregation of businesses and operations performed by the Telefonica and TIM group companies in Brazil, For purposes of ANATEL´s requirements implementation, TIM Brasil, TIM Celular and TIM Nordeste submitted to ANATEL the necessary measures to ensure this segregation de facto and de jure in Brazil, so that Telefónica´s participation in Telco S,p,A, cannot characterize influence on the financial, operational and strategic decisions made by Group TIM´s Brazilian operators, Therefore, TIM continues to operate in the Brazilian market as independently and autonomously as before,

The agreements between the Group TIM operators controlled by TIM Participações and the Group Telefónica´s operators in Brazil, in force at March 31, 2008, refer solely to telecommunications services covering interconnection, roaming, site-sharing and co-billing procedures, as well contracts relating to CSP(provider operation code) at regular price and conditions, in accordance with pertinent legislation, As of March 31, 2008, the receivables and payables arising from these agreements amount to R$157,973 and R$151,007, respectively, The amounts recorded as “Income” by the Company after approval of the transaction are represented by operating revenues and expenses amounting to R$359,454 and R$227,786, respectively,

39	Supplementary information

a. Statements of Cash Flow

	Parent Company		Consolidated

	03/2008	03/2007	03/2008	03/2007

Operating Activities
Net Income (Loss) for the year	(107,929)	(19,465)	(107,929)	(19,465)
Adjustments for reconciliation of income to cash generated by operating activities:
Depreciation and amortization	395	395	572,032	582,266
Equity pickup	107,146	17,470	-	-
Deferred income tax and social contribution	-	-	12,613	12,613
Actuarial liabilities	-	-		-
Residual value of permanent assets written off	-	-	4,731	5,887
Monetary adjustment of asset retirement obligations	-	-	3,981	8,222
Monetary adjustment of escrow deposits	(12)	-	(1,398)	-
Monetary adjustment of contingencies	118	-	3,301	-
Interest, monetary adjustment and exchange variation on
loans and financing	-	-	57,561	55,922
Interest on short term in the money market	(1000)	(417)	(4,852)	(10,700)
Allowance for doubtful accounts	-	-	271,701	172,968

Decrease(increase) in operating assets
Trade receivables	-	-	56,450	(179,705)
Recoverable taxes and contributions	(89)	(248)	22,917	(5,383)
Inventories	-	-	26,243	48,036
Prepaid expenses	-	-	(305,101)	19,549
Other current assets	(88)	(190)	(6,277)	(5,948)
Other long-term assets	-	(1,284)	(11,291)	(9,983)

Increase (decrease) in operating liabilities
Labor obligations	(84)	352	14,140	21,845
Suppliers – Trade Payables	(672)	(246)	(705,124)	(475,428)
Taxes, rates and contributions	4	(57)	(164,278)	107,390
Provision for contingencies	(437)	(484)	17,154	9,944
Other long-term liabilities	-	1,284	3,790	(15,865)

Net cash and cash equivalents generated by operating activities	(2,648)	(2,890)	(239,636)	322,165

Investment activities
Short-term investments in the money market	6,711	(12,584)	9,734	461,044
Additions to property, plant and equipment	-	-	(828,905)	(829,858)

Net cash and cash equivalents generated (used) by investment
activities	6,711	(12,584)	(819,171)	(368,814)

Financing activities
New loans		-	677,887	27,520
Amortization of loans		-	(127,001)	(213,862)
Dividends and interest on own capital paid	(180)	(104)	(196)	(170)

Net cash and cash equivalents generated by financing activities	(180)	(104)	550,690	(186,512)

Increase (decrease) in cash and cash equivalents	3,883	(15,578)	(508,117)	(233,161)

Cash and cash equivalents at the beginning of the quarter	57	16,370	1,117,410	592,564

Cash and cash equivalents at the beginning of the quarter	3,940	792	609,293	359,403

	Parent Company		Consolidated

	03/2008	03/2007	03/2008	03/2007

Supplementary cash flow information
Income tax and social contribution paid	-	-	36,397	5,233
Interest paid	-	-	65,707	78,609
Capitalized interest	-	-	948	2,619
Payables from expenses incurred on addition to property, plant and equipment	-	-	484,939	422,137

B Value-added statements

	Parent Company		Consolidated

	03/2008	03/2007	03/2008	03/2007

Revenues
Gross operating revenue	-	-	4,218,914	3,895,334
Allowance for doubtful accounts	-	-	(271,701)	(172,968)
Discounts given, returns and other	-	-	(347,988)	(229,710)
Non-operating revenues (expenses) - net	-	-	(2,575)	(1,156)

	-	-	3,596,650	3,491,500

Input acquired from third parties
Costs of services rendered and goods sold	-	-	(1,265,635)	(1,134,958)
Materials, energy, third parties´ services and other	(935)	(994)	(549,805)	(547,462)

	(935)	(994)	(1,815,440)	(1,682,420)

Withholding
Depreciation and amortization	(395)	(395)	(572,032)	(582,266)

Value-added produced – net	(1,330)	(1,389)	1,209,178	1,226,814

Value added received through reclassification
Equity pickup	(107,146)	(17,470)	-	-
Financial revenues	1134	573	102,122	34,622

	(106,012)	(16,897)	102,122	34,622

Total value added undistributed	(107,342)	(18,286)	1,311,300	1,261,436

Value added distribution
Personnel and related charges	274	868	138,417	130,590
Taxes, rates and contributions	403	284	1,074,195	1,021,492
Interest and rentals	(90)	27	206,617	128,819
Retained earnings (accumulated losses)	(107,929)	(19,465)	(107,929)	(19,465)

	(107,342)	(18,286)	1,311,300	1,261,436

Balanço Patrimonial Ativo Consolidado (Reais Mil)

Free Translation into English of Quarterly Information (ITR)
Originally Issued in Portuguese
Code	Heading	03/31/2008	03/31/2007
1	Total assets	13.663.346	14.546.325
1.01	Current assets	4.683.905	5.270.150
1.01.01	Cash and cash equivalents	659.737	1.172.665
1.01.01.01	Cash and Banks	609.293	1.117.410
1.01.01.02	Short-term investments in the money market	50.444	55.255
1.01.02	Accounts receivable	2.701.779	3.029.930
1.01.02.01	Accounts receivable	-	-
1.01.02.02	Accounts receivable	2.701.779	3.029.930
1.01.02.02.01	Accounts receivable	2.701.779	3.029.930
1.01.03	Inventories	251.883	278.126
1.01.04	Others	1.070.506	789.429
1.01.04.01	Recoverable taxes and contributions	478.285	495.932
1.01.04.02	Deferred income and social contribution taxes	16.817	29.429
1.01.04.03	Prepaid expenses	545.144	240.087
1.01.04.04	Other	30.260	23.981
1.02	Noncurrent assets	8.979.441	9.276.175
1.02.01	Noncurrent assets	362.343	354.953
1.02.01.01	Sundry receivables	228.211	233.482
1.02.01.01.01	Taxes and contributions recoverable	228.211	233.482
1.02.01.02	Related parties	-	-
1.02.01.02.01	Affiliates	-	-
1.02.01.02.02	Subsidiaries	-	-
1.02.01.02.03	Other related parties	-	-
1.02.01.03	Other	134.132	121.471
1.02.01.03.01	Judicial deposits	115.098	102.402
1.02.01.03.02	Prepaid expenses	7.850	7.806
1.02.01.03.03	Other assets	11.184	11.263
1.02.02	Permanent assets	8.617.098	8.921.222
1.02.02.01	Investments	4.752	5.148
1.02.02.01.01	Affiliates	-	-
1.02.02.01.02	Affiliates - Agio	-	-
1.02.02.01.03	Subsidiaries	-	-
1.02.02.01.04	Subsidiaries - Agio	-	-
1.02.02.01.05	Others Investments	4.752	5.148
1.02.02.02	Property, plant and equipment	6.791.032	7.021.819
1.02.02.03	Intangible	1.641.643	1.704.000
1.02.02.04	Deferred charges	179.671	190.255

Balanço Patrimonial Passivo Consolidado (Reais Mil)

Free Translation into English of Quarterly Information (ITR)
Originally Issued in Portuguese
Code	Heading	03/31/2008	12/31/2007
2	Total liabilities and shareholders' equity	13.663.346	14.546.325
2.01	Current liabilities	4.248.268	5.038.727
2.01.01	Loans and financing	1.423.510	804.011
2.01.02	Debentures	-	-
2.01.03	Suppliers	1.879.919	3.143.331
2.01.04	Taxes, charges and contributions	406.068	570.346
2.01.05	Dividends payable	239.312	239.508
2.01.06	Provisions	-	-
2.01.07	Related parties	-	-
2.01.08	Other	299.459	281.531
2.01.08.01	Labor liabilities	124.693	110.553
2.01.08.02	Authorizations payable	34.791	34.791
2.01.08.03	Other liabilities	139.975	136.187
2.02	Noncurrent liabilities	1.772.521	1.757.112
2.02.01	Noncurrent liabilities	1.772.521	1.757.112
2.02.01.01	Loans and financing	1.331.754	1.341.858
2.02.01.02	Debentures	-	-
2.02.01.03	Provisions	243.572	223.117
2.02.01.03.01	Provision for contingency	236.195	215.740
2.02.01.03.02	Supplementary pension plan	7.377	7.377
2.02.01.04	Related parties	-	-
2.02.01.05	Advances for future capital increase	-	-
2.02.01.06	Others	197.195	192.137
2.02.02	Deferred income	-	-
2.03	Minority interests	-	-
2.04	Shareholders' equity	7.642.557	7.750.486
2.04.01	Capital	7.550.525	7.550.525
2.04.02	Capital reserves	97.415	97.415
2.04.03	Revaluation reserves	-	-
2.04.03.01	Own assets	-	-
2.04.03.02	Subsidiaries/affiliates	-	-
2.04.04	Income reserves	102.546	102.546
2.04.04.01	Legal reserve	102.546	102.546
2.04.04.02	Statutory reserve	-	-
2.04.04.03	Reserve for contingencies	-	-
2.04.04.04	Unearned income reserve	-	-
2.04.04.05	Retained earnings	-	-
2.04.04.06	Special reserve for undistributed dividends	-	-
2.04.04.07	Other income reserves	-	-
2.04.05	Retained earnings	(107.929)	-
2.04.06	Advances for future capital increase	-	-

Demonstração de Resultado Consolidado (Reais Mil)

Free Translation into English of Quarterly Information (ITR)
Originally Issued in Portuguese
Code	Heading	From 01/01/2008 to 03/31/2008	Acumulated From 01/01/2008 to 03/31/2008	From 01/01/2007 to 03/31/2007	Acumulated From 01/01/2007 to 03/31/2007
3.01	Gross revenues	4.218.914	4.218.914	3.895.334	3.895.334
3.02	Deductions from gross revenues	(1.225.957)	(1.225.957)	(1.052.161)	(1.052.161)
3.03	Net revenues	2.992.957	2.992.957	2.843.173	2.843.173
3.04	Cost of goods sold and services rendered	(1.651.556)	(1.651.556)	(1.528.103)	(1.528.103)
3.05	Gross profit	1.341.401	1.341.401	1.315.070	1.315.070
3.06	Operating income (expenses)	(1.434.142)	(1.434.142)	(1.296.539)	(1.296.539)
3.06.01	Selling	(1.029.169)	(1.029.169)	(914.327)	(914.327)
3.06.02	General and administrative	(292.555)	(292.555)	(259.149)	(259.149)
3.06.03	Financial income (expenses)	(56.071)	(56.071)	(63.255)	(63.255)
3.06.03.01	Financial income	102.122	102.122	34.622	34.622
3.06.03.02	Financial expenses	(158.193)	(158.193)	(97.877)	(97.877)
3.06.04	Other operating income	40.783	40.783	23.102	23.102
3.06.05	Other operating expenses	(97.130)	(97.130)	(82.910)	(82.910)
3.06.06	Equity pickup	-	-	-	-
3.07	Operating income	(92.741)	(92.741)	18.531	18.531
3.08	Nonoperating income	(2.575)	(2.575)	(1.156)	(1.156)
3.08.01	Income	2.156	2.156	4.731	4.731
3.08.02	Expenses	(4.731)	(4.731)	(5.887)	(5.887)
3.09	Income before taxation and participations	(95.316)	(95.316)	17.375	17.375
3.10	Provision for income and social contribution taxes	(12.613)	(12.613)	(36.840)	(36.840)
3.11	Deferred income tax	-	-	-	-
3.12	Participations/statutory contributions	-	-	-	-
3.12.01	Participations	-	-	-	-
3.12.02	Contributions	-	-	-	-
3.13	Reversal of interest on shareholders' equity	-	-	-	-
3.14	Minority interests	-	-	-	-
3.15	Net income for the period	(107.929)	(107.929)	(19.465)	(19.465)

TIM PARTICIPAÇÕES S.A.

QUARTERLY INFORMATION – ITR
MARCH 31, 2008

Directa Auditores
Rua Vergueiro, 2016, 8 e 9 andares - Vila Mariana
04102-000 - São Paulo - SP
Tel.: 11 2141-6300 - Fax: 11 2141-6323
www.directaauditores.com.br

(“Free translation from the original in Portuguese”)

CE-0314/08ING

INDEPENDENT AUDITORS´ SPECIAL REVIEW REPORT

The
Management and Shareholders
TIM PARTICIPAÇÕES S.A.

1. We have performed a special review of the Quarterly Information (ITR) of TIM PARTICIPAÇÕES S.A., for the quarter ended March 31, 2008, comprising the balance sheet, and the statement of income, both individual and consolidated, the performance report and relevant information prepared in accordance with accounting practices adopted in Brazil, all prepared under the responsibility of the management. Our responsibility is to issue an opinion on this information. TIM PARTICIPAÇÕES S.A. has full control of TIM CELULAR S.A., who, in turn, fully controls TIM NORDESTE S.A. The financial statements of these subsidiaries for the quarter ended March 31, 2008, which serve as a basis for investment evaluation on the equity method and consolidation, were examined by Ernst & Young Auditores Independentes S.S.. Our report, with respect to the book value of these investments and their effects on the income for the quarter and consolidated figures, is based solely on those auditors´ examination, and given the size of the subsidiaries´ amounts involved, required a coordinated monitoring work and review of auditing procedures performed by that firm.

2. Our review was conducted in accordance with specific standards jointly set by IBRACON – Brazilian Independent Auditors´ Institute and the Federal Accounting Council, mainly consisting of: (a) inquiry of, and discussion with, the heads of the Company’s accounting, financial and operational departments about the criteria used in preparing Quarterly Information; and (b) review of subsequent information and events that may significantly affect the Company’s financial condition and operations.

3. Based on our special review and the other independent auditors´ review of the subsidiary TIM CELULAR S.A. and the indirect subsidiary TIM NORDESTE S.A., we are not aware of any relevant change required for the Quarterly Information referred to above to comply with accounting practices adopted in Brazil, in effect until promulgation of Law 11.638/07, which are applied consistently with the Brazilian Securities Commission – CVM´s standards, applicable to Quarterly Information preparation.

Directa Auditores
Rua Vergueiro, 2016, 8 e 9 andares - Vila Mariana
04102-000 - São Paulo - SP
Tel.: 11 2141-6300 - Fax: 11 2141-6323
www.directaauditores.com.br

4. As described in Note 37, the Law 11.648, promulgated on December 28, 2007 and effective as from January 1, 2008, amended, revoked and introduced new provisions in Law 6.404 (the Corporate Law) which imply changes the accounting practices adopted in Brazil until then. Although this new law is already in effect, several changes applicable to the financial statements as of December 31, 2008 which it introduced depend on regulation. Accordingly, while the specific standards are not issued, through its Communication to the Market of January 18, 2008, CVM authorizes non-compliance with the provisions of that Law for preparation of Quarterly Information relating to the year 2008. So, the financial statements prepared by the Company and contained in the Quarterly Information – ITR for the quarterly ended March 31, 2008 do not take into account the changes in accounting practices provided under Law 11.638/07, the impact of which is still being assessed by the Company’s Management.

Rio de Janeiro, April 25, 2008.

Original report in Portuguese was signed by

Ernesto Rubens Gelbcke
CRC SP-013002/O-3F-RJ	Accountant CTCRC SP-071189/O-6S-RJ

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM PARTICIPAÇÕES S.A.

Date: May 12, 2008	By:	/s/ Gianandrea Castelli Rivolta

Name: Gianandrea Castelli Rivolta
Title: Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.